Mail Stop 0306

April 20, 2005


Quentin E. Kelly
Chairman and Chief Executive Officer
WorldWater Corp.
Pennington Business Park
55 Route 31 South
Pennington, New Jersey 08534

Re:	WorldWater Corp.
	Pre-effective Amendment No. 1 to Registration Statement on
Form
SB-2
      Filed April 14, 2005
	File No. 333-122756

Dear Mr. Kelly:

	We have reviewed your responses to our February 25, 2005 comment letter. However, the amendment has not been properly executed.
Please amend the registration statement to have the appropriate persons sign the registration statement.

      You may contact Tom Jones at (202) 942-1927 or me at (202)
824-
5697 with any questions.

      Sincerely,


							Russell Mancuso
							Branch Chief


cc (via fax): Stephen A. Salvo


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WorldWater Corp.
April 20, 2005
Page 2